CANADA GOOSE HOLDINGS INC.
EMPLOYEE SHARE PURCHASE PLAN
1.Purpose
This Plan is intended to provide employees of the Corporation and other Participating Entities with an opportunity to acquire a proprietary interest in the Corporation through the purchase of Subordinate Voting Shares. The Corporation, by means of this Plan, seeks to retain the services of such eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum effort for the success of the Corporation.
2.    Definitions
"Administrative Agent" means the financial services firm or other agent designated by the Corporation to maintain ESPP Accounts on behalf of Participants who have purchased Subordinate Voting Shares under the Plan;
"Affiliate" has the meaning attributed thereto in National Instrument 45‑106 – Prospectus Exemptions;
"Blackout Period" means a period of time when, pursuant to any policies of the Corporation (including the Corporation's insider trading policy), any securities of the Corporation may not be traded by certain persons designated by the Corporation;
"Board" means the board of directors of the Corporation;
"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario and New York, New York, for the transaction of banking business;
"Compensation" means the base salary or base hourly wages for non-overtime work paid to an Eligible Employee by a Participating Entity as compensation for services to a Participating Entity, before deduction for any contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan or contributions for any health or welfare benefit programs;
"Corporate Transaction" means a sale or conveyance of all or substantially all of the property and assets of the Corporation or any merger, consolidation, amalgamation, combination, plan of arrangement or offer to acquire all of the outstanding Subordinate Voting Shares or other similar transaction;
"Corporation" means Canada Goose Holdings Inc. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board;
"Eligible Employee" means a permanent Employee who is customarily employed for at least twenty-five (25) hours per week and is not participating in another equity based incentive program of the Corporation. Notwithstanding the foregoing, the Board may exclude from participation in the Plan or in any Offering Period Employees who are

"officers" of any Participating Entity and Employees whose principal duties consist of supervising the work of other Employees. The Board may from time to time establish different eligibility standards for Employees;
"Employee" means any person who renders services to a Participating Entity as an employee pursuant to an employment relationship with such employer. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by a Participating Entity. Where the period of leave exceeds three (3) months, and the individual's right to re-employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period;
"Enrollment Form" means an agreement pursuant to which an Eligible Employee may elect to enroll in the Plan, to authorize a new level of payroll deductions, or to stop payroll deductions and withdraw from an Offering Period;
"ESPP Account" means an account into which Subordinate Voting Shares purchased with the accumulated Participant's Contribution and the applicable Employer Contribution at the end of an Offering Period are held on behalf of a Participant;
"Fair Market Value" means, as of any date, (i) the closing price of the Subordinate Voting Shares on the TSX, in relation to Participants whose Compensation is paid in Canadian dollars, (ii) the closing price of the Subordinate Voting Shares on the NYSE, in relation to Participants whose Compensation is paid in U.S. dollars or any other foreign currency, or (iii) if the Subordinate Voting Shares are not listed on such stock exchanges, the value as is determined solely by the Board, acting in good faith;
"Multiple Voting Share" means a multiple voting share in the capital of the Corporation;
"NYSE" means the New York Stock Exchange;
"Offering Date" means the first Trading Day of each Offering Period as designated by the Board;
"Offering Period" means the period of time Participants' Contributions are accumulated for the purchase of Subordinate Voting Shares under this Plan. Pursuant to Section 9, the Board may change the duration of future Offering Periods and/or the start and end dates of future Offering Periods;
"Participant" means an Eligible Employee who is actively participating in the Plan;
"Participating Entity" means the Corporation and any Affiliate of the Corporation which is designated by the Board from time to time in its sole discretion;
"Plan" means this Canada Goose Holdings Inc. Employee Share Purchase Plan, as set forth herein, and as amended from time to time;
"Purchase Period" means the last three Trading Days of each Offering Period;

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Subordinate Voting Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise, including this Plan;
"Stock Exchange" means the TSX or the NYSE or, if the Subordinate Voting Shares are not listed or posted for trading on any of such stock exchanges at a particular date, any other stock exchange on which the majority of the trading volume and value of the Subordinate Voting Shares are listed or posted for trading;
"Subordinate Voting Share" means a subordinate voting share in the capital of the Corporation;
"Tax Act" means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;
"Termination Date" means the earlier of: (i) the date specified in the written notice of termination or resignation of a Participant; and (ii) the last day worked by the Participant, provided such date shall not be prior to the last day of any minimum statutory notice period, if applicable;
"Trading Day" means any day on which each of the TSX and NYSE is open for trading;
"Treasury Regulations" means the tax regulations promulgated by the United States Internal Revenue Service under the United States Internal Revenue Code of 1986, as amended; and
"TSX" means the Toronto Stock Exchange.
3.    Interpretation

3.1
Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term "discretion" or "authority" means the sole and absolute discretion of the Board.

3.2
The division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan. As used herein, the expressions "Article", "Section" and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

3.3	In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

3.4	The words "including", "includes" and "include" and any derivatives of such words mean "including (or includes or include) without limitation".

3.5	Unless otherwise specified, all references to money amounts are to Canadian currency.

3.6	For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant's estate or will.

3.7
If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

4.    Administration

4.1
This Plan will be administered by the Board and the Board has complete authority, in its discretion, to interpret the provisions of this Plan. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approval. In administering and interpreting the Plan, the Board may adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan, including adopting sub-plans applicable to particular Participating Entities or locations, which the Board determines, in its discretion, are necessary or advisable. The Board's determinations and actions within its authority under this Plan are final, conclusive and binding on the Corporation, its Affiliates and all other persons, including all Participants, Eligible Employees and their respective legal representatives and beneficiaries.

4.2
The Corporation shall pay all expenses incurred in the administration of the Plan except for brokerage fees or expenses associated with the sale or transfer of Subordinate Voting Shares by a Participant, which fees and expenses shall be borne by such Participant.

4.3
In any case where the strict application of any provision of the Plan may cause hardship to a Participant, the Board may in its sole discretion waive or partially waive such strict application, on such terms as it deems appropriate, provided that such a waiver shall not constitute a general waiver of such provision.

5.    Delegation to Committee
To the extent permitted by applicable law, the Board may, from time to time, delegate to any committee of the Board or to an officer or officers of the Corporation all or any of the powers conferred on the Board under the Plan. In such event, references to the Board mean and include such committee or such officer or officers and such committee or each such officer will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decisions made or actions taken by such committee or by any such officer or officers arising out of or in connection with the administration or interpretation of this Plan within its authority under this Plan, are final, conclusive and binding on the Participating Entities and all other persons, including all Participants, Eligible Employees and their respective personal representatives and beneficiaries. Any such delegation by the Board may be revoked at any time by the Board at its sole discretion.

6.    Liability
No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Corporation with respect to any such action or determination. For greater clarity, this indemnification is in addition to any rights of indemnification a member of the Board may have as director of the Corporation or otherwise.
7.    Allotment or Issuance of Shares
The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Subordinate Voting Shares or any other securities of the Corporation (including Multiple Voting Shares) other than as specifically provided for in the Plan.
8.    Eligibility
Unless otherwise determined by the Board in a manner that is consistent with this Plan, any individual who is an Eligible Employee as of the first day of the enrollment period designated by the Board for a particular Offering Period shall be eligible to participate in such Offering Period.
9.    Offering Periods.
The Plan shall be implemented by a series of Offering Periods. The initial Offering Period shall be as determined by the Board. Thereafter, each Offering Period shall be three (3) months in duration, with new Offering Periods commencing on June 30, September 30, December 31 and March 31 of each year (or such other times as determined by the Board). The Board shall have the authority to change the duration, frequency, start and end dates of Offering Periods, including to make possible participation by Eligible Employees who would otherwise be subject to certain restrictions during a Blackout Period pursuant to Section 12.6.
10.    Assets of the Plan
The Participants' Contributions and the Employer Contribution, if any, shall be remitted to the Administrative Agent as soon as may be required by the Administrative Agent prior to the Purchase Period. Such contributions, all Subordinate Voting Shares purchased with such contributions, such portion of the cash from the contributions which could not be used to purchase Subordinate Voting Shares, together with all income therefrom from the date of receipt by the Administrative Agent, shall constitute the assets of the Plan and shall be held, invested, managed, administered and dealt with by the Administrative Agent pursuant to the terms of the Plan.
11.    Allocation to Participants
The Administrative Agent shall maintain a separate ESPP Account for each Participant and shall credit to the ESPP Account of a Participant, in addition to the Subordinate Voting Shares purchased under this Plan, the applicable Employer Contribution made with respect to such Participant in accordance with Section 12.3, as well as such Participant's Contribution, and such portion of the cash from the contributions which could not be used to purchase Subordinate Voting Shares. The Administrative Agent shall allocate to each Participant all income received, capital gains realized and capital losses sustained on such Participant's ESPP Account at such time or times as the Administrative Agent may determine but in any event, within ninety (90) days after the end of the Offering Period in which they are received, realized or sustained.
12.    Participation

12.1	Enrollment; Payroll Deductions.

(a)
Participation. An Eligible Employee may elect to participate in the Plan in an Offering Period by properly completing and submitting to the Corporation an Enrollment Form not later than 5 Business Days following the first day of such Offering Period. Such Enrollment Form shall be submitted in accordance with the enrollment procedures established by the Board from time to time in its sole discretion.

(b)
No Effect on Employment. Participation in the Plan is entirely voluntary and any decision not to participate in an Offering Period shall not affect an Employee's employment with any Participating Entity. Notwithstanding any express or implied term of this Plan to the contrary, the participation of an Eligible Employee in an Offering Period shall in no way be construed as a guarantee of employment by any Participating Entity, and shall not impose upon such Participating Entity any obligation to retain the Participant in its employ in any capacity. Nothing contained in this Plan shall interfere in any way with the rights of the relevant Participating Entity in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Subordinate Voting Shares granted under this Plan shall not constitute an element of damages in the event of termination of a Participant's employment or service in any office or otherwise.

(c)
Deduction. By submitting an Enrollment Form, the Eligible Employee authorizes payroll deductions from his or her Compensation in an amount equal to at least one percent (1%), but not more than ten percent (10%) of his or her Compensation on a gross basis on each pay day occurring during an Offering Period (or such other maximum percentage as the Board may establish from time to time before an Offering Period begins); provided, however, that in no event shall a Participant's payroll deductions in any calendar year exceed $15,000 (or such lower amount as determined from time to time by the Board) (the "Participant's Contribution"). The Participant's Contribution shall commence as of the first practicable payroll date following the Offering Period and end on the last practicable payroll date before the Purchase Period in respect of the applicable Offering Period. The Corporation shall maintain records of all Participant's Contributions but shall have no obligation to pay interest on Participant's Contributions or to hold such amounts in a trust or in any segregated account. Unless expressly permitted by the Board, a Participant may not make any separate contributions or payments to the Plan and/or any retroactive contribution to the Plan. To the extent a payroll date occurs after the last practicable payroll date before the Purchase Period and prior to the end of such Offering Period, the Participant's Contribution in respect of such payroll date will (i)

for Participants whose participation in the Plan continues in the subsequent Offering Period, be carried over into the subsequent Offering Period or (ii) for Participants whose participation in the Plan is withdrawn or terminated, be paid or delivered, as applicable, to the Participant in accordance with the Plan.

12.2
Currency Exchange Rates. In the case of Participants whose salary is paid in a currency other than Canadian or U.S. dollars, the necessary conversions to Canadian or U.S. dollars, as applicable, for the purpose of any acquisition or sale of Subordinate Voting Shares in connection with the Plan shall be made at the end of the Offering Period on the basis of the exchange rates obtained by the relevant Participating Entities or the Administrative Agent at the time of each conversion.

12.3
Employer Contributions. With the approval of the Board, a Participating Entity may provide a Participant with cash contributions to purchase Subordinate Voting Shares (the "Employer Contribution"). Each Employer Contribution, if made, shall be credited to a Participant's ESPP Account on the same date as the corresponding Participant's Contribution, and shall vest on such date. Such Employer Contribution shall be combined with the Participant's Contributions and shall be used to purchase Subordinate Voting Shares during the Purchase Period. Such Employer Contribution shall not exceed 50% of the Participant's Contribution for the applicable Offering Period.

12.4
Election Changes. A Participant may decrease or increase his or her rate of Participant's Contribution for any current Offering Period by submitting a new Enrollment Form (or by following any other applicable procedures prescribed by the Corporation and the Administrative Agent for such purpose) authorizing the new rate of Participant's Contribution not later than five (5) Business Days following the first day of such Offering Period (or within such other timeframe as determined from time to time by the Board). Any change made after such time will not become effective until the next Offering Period. Notwithstanding the foregoing, to the extent necessary to comply with any applicable limits on the amount of Participant's Contribution, a Participant's rate of Participant's Contribution may be decreased by the Corporation to as low as 0% at any time during an Offering Period.

12.5
Automatic Re-enrollment. The deduction rate selected in the Enrollment Form shall remain in effect for subsequent Offering Periods unless the Participant (i) submits a new Enrollment Form authorizing a new level of Participant's Contribution in accordance with Section 12.4 (or follows any other applicable procedures prescribed by the Corporation and the Administrative Agent for such purpose), (ii) withdraws from the Plan in accordance with Section 15, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.

12.6
Blackout Periods. Notwithstanding any other provision of the Plan, if a Blackout Period is in effect, (i) an Eligible Employee subject to the Blackout Period may not enroll until after the end of the Blackout Period, and (ii) a Participant subject to the Blackout Period may not make changes to authorized Participant's Contribution, or voluntarily withdraw from the Plan until after the end of the Blackout Period.

13.    Grant of Right.
On each Offering Date, each Participant in the applicable Offering Period shall be granted a right to purchase, during the Purchase Period, a number of Subordinate Voting Shares determined by dividing the accumulated Participant's Contribution and any applicable Employer Contribution made in accordance with Section 12.3 for the applicable Offering Period by the applicable Fair Market Value.
14.    Exercise of Right/Purchase of Shares.

14.1
A Participant's right to purchase Subordinate Voting Shares will be exercised automatically during the Purchase Period in respect of each Offering Period (or, in exceptional cases, as soon as practicable following the Purchase Period). The Participant's Contribution and any applicable Employer Contribution made in accordance with Section 12.3 prior to the applicable Purchase Period will be used to purchase, at their Fair Market Value, the maximum number of whole Subordinate Voting Shares that can be purchased with the amounts in the Participant's notional account. No fractional Subordinate Voting Shares may be purchased. However, the Participant's ESPP Account will be credited with notional fractional Subordinate Voting Shares which will be aggregated with other notional fractional Subordinate Voting Shares credited from other Purchase Periods and any resulting whole Subordinate Voting Shares from such aggregation will be delivered to the Participant, subject to earlier withdrawal by the Participant in accordance with Section 15 or termination of employment in accordance with Section 16.

14.2	If prior to the Purchase Period the Corporation determines that all or a portion of the Subordinate Voting Shares to which a Participant is entitled shall be issued from treasury, then:

(a)
the Corporation shall in writing advise the Corporation's registrar and transfer agent and the Administrative Agent of such determination and the price therefor, showing the number of Subordinate Voting Shares that shall be issued to such Participant;

(b)
the Administrative Agent shall forward from such Participant's ESPP Account to the Corporation on or before the last Trading Day of the Purchase Period, a cash amount equal to the applicable purchase price including any fees, and, subject to Section 12.2, the Corporation shall issue to such Participant from treasury the applicable number of Subordinate Voting Shares as determined by dividing the aggregate cash amount so transferred from the Participant's ESPP Account by the Fair Market Value; and

(c)	such Subordinate Voting Shares shall be issued as fully paid and non-assessable Subordinate Voting Shares in the capital of the Corporation.

14.3
The Administrative Agent shall allocate all Subordinate Voting Shares issued or purchased on behalf of a Participant to such Participant's ESPP Account, immediately following the Purchase Period, pending distribution to such Participant. All Subordinate Voting Shares so allocated to the Participant's ESPP Account shall be registered in the name of the Administrative Agent or its nominee or held in book-entry form for the benefit of the Participant. The Participant for whose account such Subordinate Voting Shares are held by the Administrative Agent shall be entitled to all rights of ownership incidental thereto, including the right to receive dividends and other distributions payable in respect of the Subordinate Voting Shares and to receive notice of, attend and vote at meetings of shareholders of the Corporation.

14.4
Any dividend or other income or distribution received on the Subordinate Voting Shares paid with respect to the Subordinate Voting Shares held in an ESPP Account, if any, shall be automatically reinvested in Subordinate Voting Shares from time to time in accordance with the provisions of this Plan. The Board shall have the right at any time or from time to time upon notice to Participants to change the default dividend reinvestment policy.

15.    Withdrawal

15.1
Withdrawal Procedure. A Participant may withdraw from an Offering Period by submitting to the Corporation a revised Enrollment Form indicating his or her election to withdraw (or by following any other applicable procedures prescribed by the Corporation and the Administrative Agent for such purpose) at least thirty (30) Business Days (or within such other timeframe as determined from time to time by the Board) before the Purchase Period. The accumulated Participant's Contribution that have not been used to purchase Subordinate Voting Shares (but not any Employer Contribution that have not been used to purchase Subordinate Voting Shares, which shall be deemed forfeited) shall be paid or delivered, as applicable, to the Participant promptly following receipt of the Participant's Enrollment Form indicating his or her election to withdraw (or appropriate instructions pursuant to any other applicable procedures prescribed by the Corporation and the Administrative Agent for such purpose) and the Participant's rights under this Plan shall be automatically terminated. If a Participant withdraws from an Offering Period, no additional Participant's Contribution will be made during any succeeding Offering Period, unless the Participant re-enrolls in accordance with Section 12.1 of the Plan.

15.2
Effect on Succeeding Offering Periods. A Participant's election to withdraw from an Offering Period will not have any effect upon his or her eligibility to participate in succeeding Offering Periods that commence following the completion of the Offering Period from which the Participant withdraws.

16.    Termination of Employment; Change in Employment Status

16.1
Upon termination of a Participant's employment with a Participating Entity as a result of the Participant's death or disability or a change in the Participant's employment status following which the Participant is no longer an Eligible Employee (other than as set forth in Section 16.2), which in any case occurs at least five (5) Business Days before the Purchase Period, the Participant will be deemed to have withdrawn from the Plan as of the Termination Date and the accumulated Participant's Contribution and any applicable Employer Contribution made in accordance with Section 12.3 (that have not been used to purchase Subordinate

Voting Shares) shall be returned to the Participant, or in the case of the Participant's death, to the person(s) entitled to such amounts under Section 24, and the Participant's rights under this Plan shall be automatically terminated as of the Termination Date. If the Participant's Termination Date occurs within five (5) Business Days before the Purchase Period, the accumulated Participant's Contribution and any applicable Employer Contribution made in accordance with Section 12.3 shall be used to purchase Subordinate Voting Shares during the Purchase Period.

16.2
Upon termination of a Participant's employment with a Participating Entity as a result of the Participant's resignation, retirement or termination (with or without cause), which in any case occurs at least five (5) Business Days before the Purchase Period, the Participant will be deemed to have withdrawn from the Plan as of the Termination Date and the accumulated Participant's Contribution that have not been used to purchase Subordinate Voting Shares shall be returned to the Participant (but not any Employer Contribution that have not been used to purchase Subordinate Voting Shares, which shall be deemed forfeited), and the Participant's rights under this Plan shall be automatically terminated as of the Termination Date. If the Participant's Termination Date occurs within five (5) Business Days before the Purchase Period, the accumulated Participant's Contribution (but not any Employer Contribution, which shall be deemed forfeited) shall be used to purchase Subordinate Voting Shares during the Purchase Period.

16.3
A Participant whose participation in the Plan has terminated as provided in Section 16.1 or 16.2 or his or her executors or administrators, as the case may be, may elect to deal with the Subordinate Voting Shares in such Participant's ESPP Account by completing a notice in the form prescribed by the Corporation and filing it with the Administrative Agent within ninety (90) days after termination of the Participant's participation in the Plan requesting that:

(a)
share certificates or other evidence of beneficial ownership for all of the whole Subordinate Voting Shares in the Participant's ESPP Account be issued in his or her name or as directed, in which case the Administrative Agent shall make the necessary arrangements for the issuance and delivery of the appropriate certificates or other evidence of beneficial ownership representing the Subordinate Voting Shares as soon as practicable following receipt of any such notice, and the Participant or his or her executors or administrators, as the case may be, will be responsible for paying any applicable fees in connection therewith (which may be effected by deduction from their personal account prior to issuance of the share certificates or other evidence of beneficial ownership); or

(b)
all of the Subordinate Voting Shares in the Participant's ESPP Account be sold and the proceeds distributed to him or her or as directed, in which case the Administrative Agent shall sell all such Subordinate Voting Shares as directed and forward the proceeds (net of any brokerage commissions and sales administration fees) to such Participant or as otherwise directed, or to his or her executors or administrators, as the case may be, as soon as practicable following receipt of any such notice.

16.4
If no notice is filed pursuant to Section 16.3 within ninety (90) days after the termination of a Participant's participation in the Plan, the Participant or his or her executors or administrators, as the case may be, shall be deemed to have elected to request that the whole Subordinate Voting Shares in the Participant's ESPP Account be sold and the proceeds distributed to him or her or as directed, in which case the Administrative Agent shall sell all such Subordinate Voting Shares as directed and forward proceeds (net of any brokerage commissions and sales administration fees) to such Participant or as otherwise directed, or his to or her executors or administrators, as the case may be, as soon as practicable following the end of such period.

16.5
The Participant or his or her executors or administrators, as the case may be, shall be responsible for ensuring compliance with the provisions of applicable securities laws and applicable tax laws in respect of the tax consequences resulting from any transfer or sale of Subordinate Voting Shares pursuant to Section 16.

16.6	In all instances contemplated by this Section 16, the Participant shall receive the cash equivalent of any fractional Subordinate Voting Share credited to his or her ESPP Account.
17.    Termination for Inactivity
Where a Participant has not made a Participant's Contribution in the previous twenty-four (24) months, the Corporation may direct the Administrative Agent to terminate that Participant's participation in the Plan.
18.    Leave of Absence

18.1
If a Participant ceases to be an Eligible Employee as a result of an approved paid leave of absence, the Participant's participation in the Plan shall continue, and accordingly, the Participant shall remit payment for the purchase of Subordinate Voting Shares as contemplated in Section 12.1 (and the Participant shall remain eligible for any applicable Employer Contribution determined in accordance with Section 12.3 hereof, unless determined otherwise by the Board), unless such Participant has updated his or her Participant's Contribution by completing and delivering to the Corporation a new Enrollment Form in accordance with Section 12.4, stating that he or she wishes that his or her Participant's Contribution to the Plan be suspended during the period of such absence (or by following any other applicable procedures prescribed by the Corporation and the Administrative Agent for such purpose), in which case such suspension shall apply until the Participant returns to active status.

18.2
If a Participant ceases to be an Eligible Employee as a result of an approved unpaid leave of absence, the Participant's participation in the Plan shall continue only if the Participant makes alternative arrangements for the remittance of payments for the purchase of Subordinate Voting Shares, in which case the Participant shall remain eligible for any applicable Employer Contribution determined in accordance with Section 12.3 hereof, unless determined otherwise by the Board.

19.    Shares Reserved for Plan

19.1
Number of Shares. A total of 500,000 Subordinate Voting Shares have been reserved as authorized for issuance under the Plan. The Subordinate Voting Shares purchased under the Plan may be Subordinate Voting Shares issued from treasury or Subordinate Voting Shares acquired on the open market. Subordinate Voting Shares purchased on the open market will be deemed to have been issued pursuant to the Plan for the purpose of the share reserve set forth in this Section 19.1.

19.2
Over-Subscribed Offerings. The number of Subordinate Voting Shares which a Participant may purchase during an Offering Period may be reduced if the offering is over-subscribed. No right granted under the Plan shall permit a Participant to purchase Subordinate Voting Shares which, if added together with the total number of Subordinate Voting Shares purchased by all other Participants in such offering would exceed the total number of Subordinate Voting Shares remaining available under the Plan. If the Board determines that, in connection with a particular Purchase Period, the number of Subordinate Voting Shares with respect to which rights are to be exercised exceeds the number of Subordinate Voting Shares then available under the Plan, the Corporation shall make a pro rata allocation of the Subordinate Voting Shares remaining available for purchase in as uniform a manner as practicable and as the Board determines to be equitable.

20.    Participation Limits

20.1	The grant of rights under the Plan is subject to the following limitations:

(a)
No more than 10% of the Corporation's outstanding Subordinate Voting Shares and Multiple Voting Shares (calculated on a non-diluted basis) may be issued under the Plan or pursuant to any other Share Compensation Arrangements of the Corporation in any one (1) year period.

(b)
No more than 5% of the Corporation's outstanding Subordinate Voting Shares and Multiple Voting Shares (calculated on a non-diluted basis) may be issued under the Plan or pursuant to any other Share Compensation Arrangements of the Corporation to any one Participant.

21.    Transferability

21.1
No Participant's Contribution or Employer's Contribution, if any, credited to a Participant, nor any rights to receive Subordinate Voting Shares hereunder may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 24 hereof) by the Participant. Any attempt to assign, transfer, pledge or otherwise dispose of such rights or amounts shall be without effect.

21.2
All of the Subordinate Voting Shares purchased by the Administrative Agent on behalf of a Participant pursuant to the provisions hereof shall be subject to a one-year contractual hold from the date such Subordinate Voting Shares are acquired by the Administrative Agent on behalf of the Participant. Notwithstanding the foregoing, in the case of a Participant whose employment with a Participating Entity has been terminated as provided for in Section 16 (other than in the event of a non-termination change in employment status following which the Participant is no longer an Eligible Employee), such contractual hold restriction shall expire as of the date of such termination.
22.    Application of Funds
All Participant's Contributions received or held by the Corporation under the Plan may be used by the Corporation for any corporate purpose to the extent permitted by applicable law, and the Corporation shall not be required to segregate such Participant's Contribution or Employer Contribution.
23.    Statements
A statement of account shall be issued by the Administrative Agent to each Participant as soon as is practical following the end of each Offering Period. The statement of account shall indicate for the relevant Offering Period the number of Subordinate Voting Shares allocated to the Participant's ESPP Account (including all whole and fractional shares), the number of Subordinate Voting Shares withdrawn from the ESPP Account, all cash dividends received in respect of the Subordinate Voting Shares held on the Participant's ESPP Account, if any, and the amount of any lump sum Participant's Contribution received by the Administrative Agent.
24.    Designation of Beneficiary
A Participant may file, on forms supplied by the Board, a written designation of beneficiary who is to receive any Subordinate Voting Shares and cash in respect of any fractional Subordinate Voting Shares, if any, from the Participant's ESPP Account under the Plan in the event of such Participant's death. In addition, a Participant may file a written designation of beneficiary who is to receive any cash withheld through Participant's Contributions in the event of the Participant's death prior to the Purchase Period in respect of an Offering Period.

25.	Adjustments Upon Changes in Capitalization; Dissolution or Liquidation; Corporate Transactions

25.1
Adjustments. In the event that any special dividend or other special distribution (whether in the form of cash, securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares, or other change in the Corporation's structure affecting the Subordinate Voting Shares occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Board shall conclusively determine the appropriate equitable adjustments, if any, to be made under the Plan, including adjustments to the number of Subordinate Voting Shares which have been authorized for issuance under the Plan.

25.2
Dissolution or Liquidation. Unless otherwise determined by the Board, in the event of a proposed dissolution or liquidation of the Corporation, any Offering Period then in progress will be shortened by setting a new Purchase Period and the Offering Period will end immediately prior to the proposed dissolution or liquidation. The new Purchase Period will be before the date of the Corporation's proposed dissolution or liquidation. Before the new Purchase Period, the Board will provide each Participant with written notice, which may be electronic, of the new Purchase Period and that the Participant's right will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering Period in accordance with Section 15.

25.3
Corporate Transaction. In the event of a Corporate Transaction, each outstanding right will be assumed or an equivalent right substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the right, the Offering Period with respect to which the right relates will be shortened by setting a new Purchase Period on which the Offering Period will end. The new Purchase Period will occur before the date of the Corporate Transaction. Prior to the new Purchase Period, the Board will provide each Participant with written notice, which may be electronic, of the new Purchase Period and that the Participant's right will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering Period in accordance with Section 15.

26.    General Provisions

26.1
Rights As Shareholder. A Participant will become a shareholder with respect to the Subordinate Voting Shares that are purchased pursuant to rights granted under the Plan when the Subordinate Voting Shares are transferred to such Participant's ESPP Account. A Participant will have no rights as a shareholder with respect to Subordinate Voting Shares for which an election to participate in an Offering Period has been made until such Participant becomes a shareholder as provided above.

26.2
Successors and Assigns. The Plan shall be binding on the Corporation and its successors and assigns. Rights and obligations under this Plan may be assigned by the Corporation to a successor in the business of the Corporation, any corporation resulting from any amalgamation, reorganization combination, merger or arrangement of the Corporation, or any corporation acquiring all or substantially all of the assets or business of the Corporation.

26.3
Rights of Corporation. The provisions contained in this Plan and any rights available hereunder shall not affect in any way the right of the Corporation or its shareholders or Affiliates to take any action, including any change in the Corporation's capital structure or its business, or any acquisition, disposition, amalgamation, combination, merger or consolidation, or the creation or issuance of any bonds, debentures, shares or other securities of the Corporation or of an Affiliate thereof or the determination of the rights and conditions attaching thereto, or the dissolution or liquidation of the Corporation or of any of its Affiliates or any sale or transfer of all or any part of their respective assets or businesses, whether or not any such corporate action or proceeding would have an adverse effect on this Plan or any rights hereunder.

26.4
Market Fluctuations. No amount will be paid to, or in respect of, a Participant under this Plan (including any Subordinate Voting Shares that have not been issued), to compensate for a downward fluctuation in the price of the Subordinate Voting

Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation and Administrative Agent make no representations or warranties to the Participants with respect to this Plan or the Subordinate Voting Shares whatsoever. In seeking the benefits of participation in this Plan, a Participant agrees to exclusively accept all risks associated with a decline in the Fair Market Value of the Subordinate Voting Shares and all other risks associated with the rights hereunder. Neither the Corporation, any other Participating Entities or the Administrative Agent shall be liable to any Participant for any loss resulting from a decline in the Fair Market Value of any Subordinate Voting Share purchased by a Participant pursuant to the Plan, any change in the market price of the Subordinate Voting Shares between the time of the Participant's Contribution or the Employer Contribution and the time a purchase of Subordinate Voting Shares using such contributions takes place, as well as any change in the market price of the Subordinate Voting Shares between the time any dividends are paid in respect of the Subordinate Voting Shares, if any, and the time a purchase of Subordinate Voting Shares using such dividends takes place.

26.5
Purchase of Shares. To the extent the purchase of Subordinate Voting Shares is not completed within the Purchase Period in respect of a given Offering Period, the purchase of Subordinate Voting Shares shall occur as soon as practicable after such Purchase Period or as part of a subsequent Purchase Period, as determined by the Board. For greater certainty, Section 26.5 shall apply to any failure to complete the purchase of Subordinate Voting Shares in any Purchase Period.

26.6
Compliance With Law. The obligations of the Corporation under the Plan are subject to compliance with all applicable laws and regulations. Subordinate Voting Shares shall not be issued with respect to any right granted under the Plan unless the issuance and delivery of the Subordinate Voting Shares pursuant thereto shall comply with all applicable laws and the requirements of any Stock Exchange upon which the Subordinate Voting Shares may then be listed. The Corporation shall have no obligation to issue any Subordinate Voting Shares pursuant to this Plan unless upon official notice of issuance such Subordinate Voting Shares shall have been duly listed with a Stock Exchange. If Subordinate Voting Shares cannot be issued to a Participant due to legal or regulatory restrictions, the obligation of the Corporation to issue such Subordinate Voting Shares shall terminate.

26.7
Registration. No Subordinate Voting Shares shall be issued or sold hereunder, where such grant, issue, or sale would require registration of the Plan or of the Subordinate Voting Shares under the securities laws of any foreign jurisdiction (other than Canada and the United States) or the filing of any prospectus for the qualification of same thereunder, and any purported issue or sale of Subordinate Voting Shares hereunder in violation of this provision shall be void.

26.8
Quotation of Shares. So long as the Subordinate Voting Shares are listed on one or more Stock Exchanges, the Corporation must apply to such Stock Exchange or Stock Exchanges for the listing or quotation, as applicable, of the Subordinate Voting Shares purchased under the Plan, however, the Corporation cannot guarantee that such Subordinate Voting Shares will be listed or quoted on any Stock Exchange.

26.9	Effective Date. The Plan shall become effective on March 13, 2017 (the "Effective Date").

26.10
Amendment or Termination. Subject to the final sentence of this Section 26.10, the Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including the applicable rules, regulations and policies of any Stock Exchange) that require the approval of shareholders of the Corporation or any governmental or regulatory body. The Board may, from time to time, in its absolute discretion and without seeking shareholder approval, make the following amendments (i) any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE or any other regulatory body; (ii) any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan; (iii) any amendment regarding the administration of the Plan; (iv) any amendment to add an insider participation limit; and (v) any other amendment that does not require the approval of the shareholders of the Corporation as provided for under the following sentence. Notwithstanding the foregoing, the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any amendment increasing the number of Subordinate Voting Shares reserved for issuance under the Plan;

(b)	any amendment lowering the purchase price payable for Subordinate Voting Shares under the Plan;

(c)	any amendment increasing the Employer Contribution;

(d)	any amendment amending the provisions of this Section 26.10;

(e)	any amendment extending eligibility to participate in the Plan to non-Employees: or

(f)	any amendment that is required to be approved by shareholders under applicable laws, regulations or Stock Exchange rules.
Except as expressly set forth in the Plan, no action of the Board may adversely alter or impair the rights that have accrued to a Participant on or prior to the date of amendment, suspension or termination without the consent of the affected Participant.

26.11	Governing Law. This Plan shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

26.12
Withholding. To satisfy any applicable income and/or payroll tax withholding requirement (including with respect to the Employer Contribution), the Corporation may withhold such income and/or payroll taxes from the Participant's Compensation. Each Participating Entity is authorized to deduct or withhold from any amount payable or credited hereunder such taxes and other amounts as it may be required by applicable law to deduct or withhold and to remit the amounts deducted or withheld to the applicable governmental authority as required by applicable law. If the Participating Entity is required under applicable law to deduct or withhold and remit to the applicable government authority an amount on account of tax in respect of any amount paid hereunder and there is insufficient cash paid hereunder from which to make the required deduction or withholding, the Participant shall: (a) pay to the Participating Entity sufficient cash as is reasonably determined by the Participating Entity to be the amount necessary to permit the required remittance; (b) authorize Participating Entity, on behalf of the Participant, to sell in the market on such terms and at such time or times as the Participating Entity determines, a portion of the Subordinate Voting Shares issued hereunder to realize cash proceeds to be used to satisfy the required tax remittance; or (c) make other arrangements acceptable to the Participating Entity to fund the required tax remittance, including authorizing additional tax withholding from other sources of compensation.

26.13
Unfunded and Unsecured Plan. Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of any Participating Entity. No asset of any Participating Entity shall be held in any way as collateral security for the fulfillment of the obligations of the Participating Entities under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Subordinate Voting Shares under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

26.14
Other Employee Benefits. The amount of any compensation deemed to be received by a Participant as a result of participating in the Plan will not constitute compensation with respect to which any other employee benefits of that Participant are determined including benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Board in writing.

26.15
Tax Consequences. It is the responsibility of the Participant to complete and file any tax returns and pay all taxes that may be required under Canadian, U.S. or other tax laws within the periods specified in those laws as a result of the Participant's participation in the Plan. No Participating Entity shall be held responsible for any tax consequences to a Participant as a result of the Participant's participation in the Plan. For the avoidance of doubt, the Plan is not intended to qualify as an "employee stock purchase plan" within the meaning of Section 1.423-2(a) of the Treasury Regulations.

26.16
Severability. If any provision of the Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed as if such invalid or unenforceable provision were omitted.

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